# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Broad Street Realty, Inc., CIK 0000764897
CUSIP: 111294104
Title of class of securities: Common Stock, par value $0.01 par value per share
Address of issuer's principal executive offices: 11911 FREEDOM DRIVE, SUITE 450, RESTON, Virginia (VA), 20190
Date of event which requires filing of this statement: 01/31/2025
Amends the filing with accession number 0000895345-22-000798
Filed by CIK 0001380393
Persons authorized to receive notices and communications: David N. Brooks, 1345 Avenue of the Americas, 46th Floor, New York, New York (NY), 10105, (212) 798-6100

## Reporting persons
- CF Flyer Mezz Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,560,000; sole dispositive power 0; shared dispositive power 2,560,000; aggregate amount beneficially owned 2,560,000 (6.9% of the class)
  Comment: The reported securities represent 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and the reported percentage is calculated based on 35,041,443 shares of Common Stock outstanding as of November 6, 2024, as increased by 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i).
- FCOF V Expansion ULMA-C Investments LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,560,000; sole dispositive power 0; shared dispositive power 2,560,000; aggregate amount beneficially owned 2,560,000 (6.9% of the class)
  Comment: The reported securities represent 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and the reported percentage is calculated based on 35,041,443 shares of Common Stock outstanding as of November 6, 2024, as increased by 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i).
- FCOF V Expansion CDFG MA-C Investments LLC (UL Series): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,560,000; sole dispositive power 0; shared dispositive power 2,560,000; aggregate amount beneficially owned 2,560,000 (6.9% of the class)
  Comment: The reported securities represent 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and the reported percentage is calculated based on 35,041,443 shares of Common Stock outstanding as of November 6, 2024, as increased by 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i).
- Fortress Credit Opportunities Fund V Expansion (G) L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 2,560,000; sole dispositive power 0; shared dispositive power 2,560,000; aggregate amount beneficially owned 2,560,000 (6.9% of the class)
  Comment: The reported securities represent 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and the reported percentage is calculated based on 35,041,443 shares of Common Stock outstanding as of November 6, 2024, as increased by 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i).
- Fortress Credit Opportunities V Advisors LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,560,000; sole dispositive power 0; shared dispositive power 2,560,000; aggregate amount beneficially owned 2,560,000 (6.9% of the class)
  Comment: The reported securities represent 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and the reported percentage is calculated based on 35,041,443 shares of Common Stock outstanding as of November 6, 2024, as increased by 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i).
- FCO Fund V GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,560,000; sole dispositive power 0; shared dispositive power 2,560,000; aggregate amount beneficially owned 2,560,000 (6.9% of the class)
  Comment: The reported securities represent 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and the reported percentage is calculated based on 35,041,443 shares of Common Stock outstanding as of November 6, 2024, as increased by 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i).
- Hybrid GP Holdings (Cayman) LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 2,560,000; sole dispositive power 0; shared dispositive power 2,560,000; aggregate amount beneficially owned 2,560,000 (6.9% of the class)
  Comment: The reported securities represent 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and the reported percentage is calculated based on 35,041,443 shares of Common Stock outstanding as of November 6, 2024, as increased by 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i).
- Hybrid GP Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,560,000; sole dispositive power 0; shared dispositive power 2,560,000; aggregate amount beneficially owned 2,560,000 (6.9% of the class)
  Comment: The reported securities represent 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and the reported percentage is calculated based on 35,041,443 shares of Common Stock outstanding as of November 6, 2024, as increased by 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i).
- FIG LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,560,000; sole dispositive power 0; shared dispositive power 2,560,000; aggregate amount beneficially owned 2,560,000 (6.9% of the class)
  Comment: The reported securities represent 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and the reported percentage is calculated based on 35,041,443 shares of Common Stock outstanding as of November 6, 2024, as increased by 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i).
- Fortress Operating Entity I LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,560,000; sole dispositive power 0; shared dispositive power 2,560,000; aggregate amount beneficially owned 2,560,000 (6.9% of the class)
  Comment: The reported securities represent 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and the reported percentage is calculated based on 35,041,443 shares of Common Stock outstanding as of November 6, 2024, as increased by 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i).
- FIG Corp.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,560,000; sole dispositive power 0; shared dispositive power 2,560,000; aggregate amount beneficially owned 2,560,000 (6.9% of the class)
  Comment: The reported securities represent 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and the reported percentage is calculated based on 35,041,443 shares of Common Stock outstanding as of November 6, 2024, as increased by 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i).
- Fortress Investment Group LLC (CIK 0001380393): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,560,000; sole dispositive power 0; shared dispositive power 2,560,000; aggregate amount beneficially owned 2,560,000 (6.9% of the class)
  Comment: The reported securities represent 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and the reported percentage is calculated based on 35,041,443 shares of Common Stock outstanding as of November 6, 2024, as increased by 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i).
- FINCO I Intermediate Holdco LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,560,000; sole dispositive power 0; shared dispositive power 2,560,000; aggregate amount beneficially owned 2,560,000 (6.9% of the class)
  Comment: The reported securities represent 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and the reported percentage is calculated based on 35,041,443 shares of Common Stock outstanding as of November 6, 2024, as increased by 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i).
- FINCO I LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,560,000; sole dispositive power 0; shared dispositive power 2,560,000; aggregate amount beneficially owned 2,560,000 (6.9% of the class)
  Comment: The reported securities represent 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and the reported percentage is calculated based on 35,041,443 shares of Common Stock outstanding as of November 6, 2024, as increased by 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i).
- FIG Parent, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,560,000; sole dispositive power 0; shared dispositive power 2,560,000; aggregate amount beneficially owned 2,560,000 (6.9% of the class)
  Comment: The reported securities represent 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and the reported percentage is calculated based on 35,041,443 shares of Common Stock outstanding as of November 6, 2024, as increased by 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i).
- Foundation Holdco LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,560,000; sole dispositive power 0; shared dispositive power 2,560,000; aggregate amount beneficially owned 2,560,000 (6.9% of the class)
  Comment: The reported securities represent 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and the reported percentage is calculated based on 35,041,443 shares of Common Stock outstanding as of November 6, 2024, as increased by 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i).
- FIG Buyer GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,560,000; sole dispositive power 0; shared dispositive power 2,560,000; aggregate amount beneficially owned 2,560,000 (6.9% of the class)
  Comment: The reported securities represent 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and the reported percentage is calculated based on 35,041,443 shares of Common Stock outstanding as of November 6, 2024, as increased by 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 par value per share
Name of issuer: Broad Street Realty, Inc.
Address of issuer's principal executive offices: 11911 FREEDOM DRIVE, SUITE 450, RESTON, Virginia (VA), 20190
Comment:
Item 1 is hereby amended and restated as follows:

This Amendment No. 2 (this "Amendment") amends and supplements the Statement on Schedule 13D (the "Original Schedule 13D") and Amendment No.1 thereto (together with the Original Schedule 13D, the "Schedule 13D") filed by Fortress and the other reporting persons named therein on November 29, 2022 and December 20, 2022, respectively, relating to common stock, par value $0.01 par value per share ("Common Stock"), of Broad Street Realty, Inc., a Delaware corporation (the "Issuer"). Additionally, this Amendment amends and supplements the Statement on Schedule 13D filed by FINCO I Intermediate Holdco LLC, FINCO I LLC, FIG Parent, LLC, Foundation Holdco LP and FIG Buyer GP, LLC on May 21, 2024 (the "Reorganization 13D") and hereby incorporates into this Amendment and the Schedule 13D, all information set forth in the Reorganization 13D.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D or Reorganization 13D, as applicable. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Schedule 13D or Reorganization 13D, as applicable. The Issuer's principal executive offices are located at 11911 Freedom Drive, Suite 450, Reston, Virginia 20190.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended and restated in its entirety as follows:

(i) CF Flyer Mezz Holdings LLC, a Delaware limited liability company ("CF Flyer Mezz Holdings"), holds the Fortress Warrant.
(ii) FCOF V Expansion ULMA-C Investments LLC, a Delaware limited liability company ("FCOF V ULMA"), holds the majority of membership interests in CF Flyer Mezz Holdings.
(iii) FCOF V Expansion CDFG MA-C Investments LLC (UL Series), a Delaware limited liability company ("FCOF V Investments"), holds the majority of membership interests in FCOF V ULMA.
(iv) Fortress Credit Opportunities Fund V Expansion (G) L.P., a Cayman Islands exempted limited partnership ("Fortress Credit V LP"), holds the majority of membership interests in FCOF V Investments.
(v) Fortress Credit Opportunities V Advisors LLC, a Delaware limited liability company ("Fortress Credit V LLC"), is the investment adviser to Fortress Credit V LP.
(vi) FCO Fund V GP LLC, a Delaware limited liability company ("FCO Fund V"), is the general partner of Fortress Credit V LP.
(vii) Hybrid GP Holdings (Cayman) LLC, a Cayman Islands limited liability company ("Cayman GP"), is the parent of the general partners of certain investment funds that hold membership interests in CF Flyer Mezz Holdings, including FCO Fund V.
(viii) Hybrid GP Holdings LLC, a Delaware limited liability company ("Hybrid GP"), is the sole owner of Cayman GP.
(ix) FIG LLC, a Delaware limited liability company ("FIG LLC"), is the parent of the investment advisers to certain investment funds that hold membership interests in CF Flyer Holdings, including Fortress Credit V LLC.
(x) Fortress Operating Entity I LP, a Delaware limited partnership ("FOE I"), is (i) the sole owner of FIG LLC and (ii) the managing member of, and holds the majority of equity interest in, Hybrid GP.
(xi) FIG Corp., a Delaware corporation ("FIG Corp."), is the general partner of FOE I.
(xii) Fortress Investment Group LLC, a Delaware limited liability company ("Fortress"), is the sole owner of FIG Corp.
(xiii) FINCO I Intermediate Holdco LLC, a Delaware limited liability company ("FINCO I IH"), is the sole member of Fortress Investment Group.
(xiv) FINCO I LLC, a Delaware limited liability company, is the sole member of FINCO I IH.
(xv) FIG Parent, LLC, a Delaware limited liability company ("FIG Parent"), is the sole member of FINCO I LLC.
(xvi) Foundation Holdco LP, a Delaware limited partnership ("Foundation Holdco"), is the sole member of FIG Parent.
(xvii) FIG Buyer GP, LLC, a Delaware limited liability company ("FIG Buyer"), is the general partner of Foundation Holdco.

CF Flyer Mezz Holdings, FCOF V ULMA, FCOF V Investments, Fortress Credit V LP, Fortress Credit V LLC, FCO Fund V, Cayman GP, Hybrid GP, FIG LLC, FOE I, FIG Corp., Fortress, FINCO I IH, FINCO I LLC, FIG Parent, Foundation Holdco and FIG Buyer are collectively referred to herein as the "Reporting Persons."
Residence or business address:
Item 2(b) is hereby amended and restated in its entirety as follows:

The address of the principal business and principal office of each of the Reporting Persons is 1345 Avenue of the Americas, 46th Floor, New York, New York 10105.
Present principal occupation or employment:
Item 2(c) is hereby amended and restated in its entirety as follows:

Fortress Investment Group is a highly diversified investment manager. The principal business of Fortress Investment Group and each of the Reporting Persons is forming, managing, and/or directly or indirectly participating in investment funds or their investments, as the case may be. Set forth on Annex A to the Reorganization 13D is a listing of the directors and executive officers of each of FINCO I IH, FINCO I LLC, FIG Parent, Foundation Holdco and FIG Buyer, and the business address and present principal occupation or employment/role of each such director and executive officer, which is incorporated herein by reference.
Criminal convictions in the last five years:
Item 2(d) is hereby amended and restated in its entirety as follows:

None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
Item 2(e) is hereby amended and restated in its entirety as follows:

None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Citizenship: See responses to Item 4 on each cover page.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby as amended to incorporate the following at the end thereof:

Preferred Membership Interest and Warrant Purchase Agreement:

On January 31, 2025, CF Flyer PE Investor LLC and CF Flyer Mezz Holdings LLC (collectively, "Seller") entered into a Preferred Membership Interest and Warrant Purchase Agreement (the "Preferred Membership Interest and Warrant Purchase Agreement") with FMC BRST Preferred LLC ("Purchaser") and Broad Street Realty, Inc. (the "Company"). Upon the terms of and subject to the conditions set forth in the Preferred Membership Interest and Warrant Purchase Agreement, Purchaser will purchase (i) 100% of the preferred membership interests held by Seller in Broad Street Eagles JV, LLC ("Broad Street Eagles JV"), a subsidiary of the Company, and (ii) the outstanding warrant by Seller to purchase 2,560,000 shares of common stock of the Company at an exercise price of $0.01 per share (subject to certain adjustments), collectively, for the purchase price of $105,487,017.21 (collectively, the "Preferred Membership Interest and Warrant Purchase"). Following the closing of the Preferred Membership Interest and Warrant Purchase, Seller will have no remaining ownership in Broad Street Eagles JV and no remaining outstanding warrant to purchase shares of common stock of the Company.

The closing of the Preferred Membership Interest and Warrant Purchase is expected to be completed on or before February 28, 2025, unless extended as set forth in the Preferred Membership Interest and Warrant Purchase Agreement. The Preferred Membership Interest and Warrant Purchase Agreement contains customary representations, warranties and covenants of the parties. Consummation of the Preferred Membership Interest and Warrant Purchase is subject to (i) the representations and warranties of each party being true and correct as of the closing date, (ii) the Company providing a written waiver and release of claims in the form attached to the Preferred Membership Interest and Warrant Purchase Agreement, (iii) delivery of a Warrant Assignment Agreement, Interest Assignment Agreement and Registration Rights Agreement, Governance Agreement and Cash Flow Pledge Assignment Agreement, each in the form attached to the Preferred Membership Interest and Warrant Purchase Agreement, (iv) delivery of consent by American General Life Insurance Company and The Variable Annuity Life Insurance Company ("Senior Lender"), as senior mortgage lender to a subsidiary of Broad Street Eagles JV, to Purchaser's acquisition of the preferred membership interest in Broad Street Eagles JV, and (v) the delivery by Seller of resignations from its designees who are serving as a director on the Board of Directors of the Company and as a Board Observer to the Company.

The foregoing summary of the Preferred Membership Interest and Warrant Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Preferred Membership Interest and Warrant Purchase Agreement, a copy of which is attached as Exhibit 99.8 hereto and is incorporated by reference in its entirety into this Item 4.

Note Sale and Assignment Agreement:

On January 31, 2025, CF Flyer Mezz Lender LLC ("Note Seller") entered into a Note Sale and Assignment Agreement (the "Note Purchase Agreement") with FMC BRST Mezzanine LLC ("Note Purchaser") and the Company. Upon the terms of and subject to the conditions set forth in the Note Purchase Agreement, Note Purchaser will purchase Note Seller's right, title and interests in and to (i) that certain Mezzanine Loan Agreement ("Mezzanine Loan Agreement") dated as of November 22, 2022, by and between Note Seller and BSR Midtown Current Parent LLC ("Mezzanine Borrower"), a subsidiary of the Company, (ii) that certain Mezzanine Promissory Note (the "Mezzanine Note") dated as of November 22, 2022, made by Mezzanine Borrower for the benefit of Note Seller, and (iii) other certain instruments, agreements and other documents securing, guaranteeing or otherwise executed and delivered in connection with the Mezzanine Loan Agreement and the Mezzanine Note, each as further described in the Note Purchase Agreement, for the purchase price of $17,770,816.22, subject to any reductions set forth in the Note Purchase Agreement (the "Note Purchase"). Following the closing of the Note Purchase, the Note Seller will have no remaining interest in the Mezzanine Loan.

The closing of the Note Purchase is expected to be completed on or before February 28, 2025, unless extended as set forth in the Note Purchase Agreement. The Note Purchase Agreement contains customary representations, warranties and covenants of the parties. Consummation of the Note Purchase is subject to (i) the representations and warranties of each party being true and correct as of the closing date, and (ii) Senior Lender providing confirmation that Note Purchaser has complied with the requirements of the Intercreditor Agreement dated as of November 22, 2022, by and between Senior Lender and Note Seller.

The foregoing summary of the Note Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Note Purchase Agreement, a copy of which is attached as Exhibit 99.9 hereto and is incorporated by reference in its entirety into this Item 4.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set for in Item 4 hereof is hereby incorporated into this Item 6 and added at the end thereof.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.7 Joint Filing Agreement, by and among the Reporting Persons, dated as of February 4, 2025.

Exhibit 99.8 Preferred Membership Interest and Warrant Purchase Agreement, by and among CF Flyer PE Investor LLC, CF Flyer Mezz Holdings LLC, FMC BRST Preferred LLC and Broad Street Realty, Inc., dated as of January 31, 2025.

Exhibit 99.9 Note Sale and Assignment Agreement, by and among CF Flyer Mezz Lender LLC, FMC BRST Mezzanine LLC and Broad Street Realty, Inc., dated as of January 31, 2025.

## Signatures
- CF Flyer Mezz Holdings LLC: /s/ David N. Brooks, David N. Brooks/Secretary (02/04/2025)
- FCOF V Expansion ULMA-C Investments LLC: /s/ David N. Brooks, David N. Brooks/Secretary (02/04/2025)
- FCOF V Expansion CDFG MA-C Investments LLC (UL Series): /s/ David N. Brooks, David N. Brooks/Secretary (02/04/2025)
- Fortress Credit Opportunities Fund V Expansion (G) L.P.: /s/ David N. Brooks, David N. Brooks/Secretary (02/04/2025)
- Fortress Credit Opportunities V Advisors LLC: /s/ David N. Brooks, David N. Brooks/Secretary (02/04/2025)
- FCO Fund V GP LLC: /s/ David N. Brooks, David N. Brooks/Secretary (02/04/2025)
- Hybrid GP Holdings (Cayman) LLC: /s/ David N. Brooks, David N. Brooks/Secretary (02/04/2025)
- Hybrid GP Holdings LLC: /s/ David N. Brooks, David N. Brooks/Secretary (02/04/2025)
- FIG LLC: /s/ David N. Brooks, David N. Brooks/Secretary (02/04/2025)
- Fortress Operating Entity I LP: /s/ David N. Brooks, David N. Brooks/Secretary (02/04/2025)
- FIG Corp.: /s/ David N. Brooks, David N. Brooks/Secretary (02/04/2025)
- Fortress Investment Group LLC: /s/ David N. Brooks, David N. Brooks/Secretary (02/04/2025)
- FINCO I Intermediate Holdco LLC: /s/ David N. Brooks, David N. Brooks/Secretary (02/04/2025)
- FINCO I LLC: /s/ David N. Brooks, David N. Brooks/Secretary (02/04/2025)
- FIG Parent, LLC: /s/ David N. Brooks, David N. Brooks/Secretary (02/04/2025)
- Foundation Holdco LP: /s/ David N. Brooks, David N. Brooks/Secretary (02/04/2025)
- FIG Buyer GP, LLC: /s/ David N. Brooks, David N. Brooks/Secretary (02/04/2025)